Shelley Detwiller DiGiacomo
(602) 222-4991
sdd@eblawyers.com

April 16, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blake Grady and Nicholas Panos

Re:	CLS Holdings USA, Inc. (the “Company”)
Elmer Louis Werner, III
Schedule 13D filed January 3, 2025 by Elmer Louis Werner, III
File No. 005-89292

Dear Mr. Grady and Mr. Panos:

The following is in response to the comments set forth in your letter dated March 6, 2025. For ease of reference, each comment is repeated verbatim, with our response immediately following.

Response Dated April 16, 2025

Schedule 13D filed January 3, 2025 General

1.	We note that the event reported as requiring the filing of the Schedule 13D was October 28, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the October 28, 2024 event date, the Schedule 13D submitted on January 3, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response

Mr. Werner failed to complete a timely filing due to inadvertent oversight in the midst of a heavy travel schedule.

2800 NORTH CENTRAL AVE. | STE 1200 | PHOENIX, AZ 85004| 602.271.9090 TEL | 602.222.4999 FAX | EBLAWYERS.COM

Engelman Berger, P.C.
Attorneys At Law

April 15, 2025

2.	The cover page of the above-captioned Schedule 13D indicates that October 28, 2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.

Response

Our review has revealed that the first transaction requiring LEM Investments LLC, an entity wholly-owned by Mr. Werner, to file a Schedule 13D occurred on December 6, 2023 when LEM Investments converted a convertible note issued to LEM Investments by the Company to 9,000,000 shares of Common Stock in a privately placed convertible note offering. The Company reported the issuance of these convertible notes on Form 8-K filed on December 4, 2023. The Company stated in that report that it intended to convert the note to Common Stock in accordance with their terms on or before December 6, 2023. The note issued to LEM Investments LLC was included as Exhibit 10.4 to that report. The conversion of this note resulted in the issuance of 9,000,000 shares of Company Common Stock to LEM Investments on December 6, 2023.

LEM Investments LLC entered into a second convertible note transaction with the Company on January 2, 2024. The Company reported this privately placed convertible note offering on Form 8-K filed on January 9, 2024. The Company stated in that report that it intended to convert the notes to Common Stock in accordance with their terms on or before January 15, 2024. The note issued to LEM Investments LLC was included as Exhibit 10.4 to that report. The conversion of this note resulted in the issuance of 8,108,109 shares of Company Common Stock to LEM Investments on January 15, 2024.

On October 28, 2024, Mr. Werner caused LEM Investments LLC to sell 750,000 shares of Company Common Stock to another Company shareholder in a private transaction. This transaction determined the date used on the cover page of the above-captioned Schedule 13D.

Item 5, page 1

Engelman Berger, P.C.
Attorneys At Law

April 15, 2025

3.	Refer to the disclosure provided under Item 5(c) of the above-captioned Schedule 13D that states “LEM Investments LLC sold 750,000 shares of Common Stock on October 28, 2024 at a price per share of $0.04.” Item 5(c), however, requires the beneficial owner to “describe any transactions in the class of securities reported on that were effected during the past sixty days.” Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to “describe,” at a minimum, the following: “(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.”

Response

Mr. Werner filed a Schedule 13D/A on March 21, 2025 to provide this additional disclosure.

Item 7, page 1

4.	Multiple beneficial owners have reported their beneficial ownership on the above- captioned Schedule 13D. Whenever two or more persons are required to file a statement containing the information required by Schedule 13D, a single Schedule 13D may be filed provided that it includes, as an exhibit, their agreement in writing that such a statement is filed on behalf of each of them. Please revise to add the required exhibit, or advise. See Rule 13d-1(k)(1)(iii).

Response

Mr. Werner filed a Schedule 13D/A on March 21, 2025 to provide this exhibit.

We appreciate your assistance in our and our investors’ compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please feel free to contact me at 602-222-4991.

Sincerely,

Engelman Berger, P.C.

/s/ Shelley Detwiller DiGiacomo
Shelley Detwiller DiGiacomo